INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

July 30, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of the Falcon Focus SCV Fund.

Ladies and Gentlemen:

This letter summarizes certain comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 26, 2015, on the Registrants registration statement filed on Form N-1A with respect to the Falcon Focus SCV Fund (the “Fund”), a series of the Registrant. It was requested that the Registrant file a Correspondence Letter with responses to comments regarding prior performance and provide a revised performance section addressing such comments.

MANAGEMENT OF THE FUND

Prior Performance for Similar Accounts Managed by the Portfolio Manager
1.	Add disclosure that the private accounts comprising the composite were primarily managed by the portfolio manager.

Response: The disclosure has been updated to reflect that the private accounts were primarily managed by the portfolio manager.

2.	Disclose that the portfolio manager of the private accounts was primarily responsible for the portfolio management of the separate accounts and that no one else was responsible or jointly responsible. In the Correspondence Letter confirm whether the portfolio manager has the same degree of discretion of the managed private accounts as the Fund. Refer to the SEC Bramwell No Action Letter. Explain any differences.

Response: The disclosure has been updated to reflect that the private accounts were solely and primarily managed by the portfolio manager. The Registrant has reviewed the SEC Bramwell No-Action Letter and confirms that Mr. Silverman has the same degree of discretion of the managed private accounts as the Fund. In addition since the inception of the accounts, Mr. Silverman has served as the sole portfolio manager and no other person played a significant part in achieving the prior performance.

3.	Disclose that the private accounts are managed with substantially similar investment objectives, policies and strategies. In addition, disclose the entity that the portfolio manager worked for when managing the accounts.

Response: The disclosure includes a statement that the private accounts and the Fund have substantially similar investment objectives, policies and strategies. In addition, the following sentence has been added to the disclosure:

Prior to forming the Advisor in 2015, the Fund’s portfolio manager was employed by various advisors but continued to independently manage the accounts representing the Small Cap Value Composite since its inception. Since the inception of the accounts, Mr. Silverman has served as the sole portfolio manager and no other person played a significant part in achieving the prior performance.

4.	Explain in the Correspondence Letter what “Composite Dispersion” means and whether it adds meaningful information. Consider deleting.

Response: The composite dispersion column has been removed from the table.

5.	The second table has “NA” for the total firm assets and U.S. dollars for the years 2001 through 2014. Explain why these are “NA”. The Staff believes these should be disclosed.

Response: The table has been updated to reflect the accounts that represent the Falcon Focus Small Cap Value Composite. The total firm assets remain “NA” for the period June 30 2001 through December 31, 2014 as the Advisor was formed in February 2015.

6.	Consider whether the third table starting on Page 10 is useful. It contains a lot of information and it is not clear that it offers useful information.

Response: The Advisor believes the monthly performance is useful information and has included it in the Prospectus in order to aid prospective investors in assessing short term volatility in returns in addition to the annual performance data disclosed. The Advisor believes that increasingly, industry research firms, such as Morningstar make monthly returns part of a standard due diligence on mutual funds.

7.	On page 13, the first paragraph states, “The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows.” Explain what it means to remove the effects of cash flow. The Staff expresses concern that it could make the returns misleading or cause the returns to be higher.

Response: Accounts experiencing cash flows equal to or greater than 10% of their value are temporarily removed from the composite during the month in which the cash flows occur. Accounts rejoin the composite the following month. The Registrant has confirmed with the Fund’s advisor that GIPS standards require that all accounts meeting the firm’s “fully discretionary account” criteria be included in the composite. The advisor considers accounts where clients maintaining >10% cash flow as not meeting their definition or criteria as “fully discretionary” (i.e., those accounts do not have the same principal investments as the other accounts in the composite for those time periods), therefore, in accordance with GIPS standards, those accounts may be temporary removed during those periods.

8.	On page 13, the third paragraph states, “The Falcon Focus Small Cap Value composite was created in June 1, 2001 and includes all fee paying, discretionary accounts with comparable investment objectives.” Comparable should be revised to state “substantially similar”.

Response: The disclosure has been updated to reflect the requested revision.

9.	On page 13, the third paragraph states, “The gross returns were calculated on a time weighted basis, including all dividends and interest, accrual income, and realized and unrealized gains or losses, are net of all brokerage commissions and execution costs, and do not give effect to investment advisory fees, which would reduce such returns.” Consider moving this sentence with the first table on page 9.

Response: The sentence has been moved to be closer to the first table.

10.	On page 13, the following disclosure appears “Actual investment advisory fees incurred by clients may vary.” In the Correspondence Letter confirm that the net returns shown in the first table on page 9 reflect the actual advisory fees applied to the accounts.

Response:  The Registrant confirms that the Advisor uses the GIPS standards and that the net returns are calculated by imputing fees on all accounts, including accounts that were not paying fees, in order to best represent the net returns that would have been received had all accounts paid fees.

11.	Confirm that the net returns included in the first table on page 9 also include any sales load charged.

Response: The performance data for the Falcon Focused Small Cap Value Composite does not include sales load charges because there were not any sales loads charged to the accounts included in the composite.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Investment Managers Series Trust II

Prior Performance for Similar Accounts Managed by the Portfolio Manager
The following tables set forth performance data relating to the historical performance of all private accounts primarily managed by the Fund’s portfolio manager for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those of the Fund. The data is provided to illustrate the past performance of the portfolio manager in managing substantially similar accounts as measured against market indices and does not represent the performance of the Fund. You should not consider this performance data as an indication of future performance of the Fund. Prior to forming the Advisor in 2015, the Fund’s portfolio manager was employed by various advisors but continued to independently manage the accounts representing the Small Cap Value Composite since its inception. Since the inception of the accounts, Mr. Silverman has served as the sole portfolio manager and no other person played a significant part in achieving the prior performance.

The private accounts that are included in the performance data set forth below are not subject to the same types of expenses to which the Fund is subject, or to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the 1940 Act or Subchapter M of the Internal Revenue Code of 1986. Consequently, the performance results for these private accounts could have been adversely affected if the private accounts had been regulated as investment companies under the federal securities laws.

Average Annual Total Returns
For the Periods Ended June 30, 2015

	One Year	Three Years	Five Years	Seven Years	Ten Years
Falcon Focus Small Cap Value Composite
Net Returns, after fees/expenses*	3.22%	18.96%	17.57%	14.45%	9.77%
Gross Returns**	4.26%	20.14%	18.74%	15.61%	10.91%
Russell 2000 Value Index	0.78%	15.50%	14.81%	9.31%	6.87%

*	The fees and expenses of accounts included in the composite are lower than the anticipated operating expenses of the Fund and accordingly, the performance results of the composite may be higher than what the Fund’s performance will be.

**	The gross returns were calculated on a time weighted basis, including all dividends and interest, accrual income, and realized and unrealized gains or losses, are net of all brokerage commissions and execution costs, and do not give effect to investment advisory fees, which would reduce such returns.

Falcon Focus Small Cap Value Composite
Average Total Returns
As of: June 30, 2015
	Total Firm Assets*	Composite Assets		Performance Results
		U.S. Dollars	Number of Accounts	Composite		Russell 2000 Value Index
Period	($Millions)	($Millions)		Net	Gross
6/30/2001 to 12/31/2001	NA	< 1	1	4.16%	4.77%	1.15%
2002	NA	< 1	1	-0.18%	0.81%	-0.11%
2003	NA	< 1	1	28.15%	29.43%	0.46%
2004	NA	< 1	1	15.01%	16.16%	0.22%

2005	NA	< 1	1	5.50%	6.56%	0.05%
2006	NA	< 1	2	7.21%	8.28%	0.23%
2007	NA	< 1	2	1.16%	2.50%	-0.10%
2008	NA	< 1	2	-35.44%	-34.74%	-0.29%
2009	NA	< 1	2	48.48%	49.95%	0.21%
2010	NA	< 1	2	28.30%	29.64%	0.25%
2011	NA	< 1	2	-3.47%	-2.52%	-0.06%
2012	NA	< 1	2	14.69%	15.79%	0.18%
2013	NA	< 1	2	55.04%	56.56%	0.35%
2014	NA	< 1	2	-1.69%	-0.69%	0.04%
12/31/14 to 06/30/2015	$1.5	< 1	2	2.92%	3.44%	0.01%

*	The Advisor was formed in February 2015.

FALCON FOCUS SMALL CAP VALUE COMPOSITE
Monthly Total Returns

Falcon Focus Small Cap Value Composite
Monthly Returns in Percent
Performance Results as of June 30, 2015
		Composite		Index
Period		Net	Gross
6/30/2001	7/31/2001	-1.37%	-1.03%	-2.24%
7/31/2001	8/31/2001	-4.70%	-4.70%	-0.35%
8/31/2001	9/30/2001	-12.31%	-12.31%	-11.04%
9/30/2001	10/31/2001	5.44%	5.71%	2.61%
10/31/2001	11/30/2001	11.36%	11.36%	7.19%
11/30/2001	12/31/2001	7.61%	7.61%	6.12%
12/31/2001	1/31/2002	-0.57%	-0.32%	1.33%
1/31/2002	2/28/2002	-0.53%	-0.53%	0.61%
2/28/2002	3/31/2002	3.97%	3.97%	7.49%
3/31/2002	4/30/2002	7.27%	7.53%	3.52%
4/30/2002	5/31/2002	2.69%	2.69%	-3.31%
5/31/2002	6/30/2002	-4.28%	-4.28%	-2.21%
6/30/2002	7/31/2002	-9.75%	-9.53%	-14.86%
7/31/2002	8/31/2002	1.70%	1.70%	-0.44%
8/31/2002	9/30/2002	-5.43%	-5.43%	-7.14%
9/30/2002	10/31/2002	0.59%	0.85%	1.50%
10/31/2002	11/30/2002	6.31%	6.31%	7.98%
11/30/2002	12/31/2002	-0.81%	-0.81%	-4.27%

12/31/2002	1/31/2003	-3.31%	-3.07%	-2.82%
1/31/2003	2/28/2003	-6.00%	-6.00%	-3.36%
2/28/2003	3/31/2003	1.03%	1.03%	1.07%
3/31/2003	4/30/2003	8.09%	8.36%	9.50%
4/30/2003	5/31/2003	8.18%	8.18%	10.21%
5/31/2003	6/30/2003	3.45%	3.45%	1.69%
6/30/2003	7/31/2003	0.78%	1.03%	4.99%
7/31/2003	8/31/2003	3.93%	3.93%	3.80%
8/31/2003	9/30/2003	-4.06%	-4.06%	-1.15%
9/30/2003	10/31/2003	5.96%	6.22%	8.15%
10/31/2003	11/30/2003	6.31%	6.31%	3.84%
11/30/2003	12/31/2003	1.94%	1.94%	3.62%
12/31/2003	1/31/2004	2.19%	2.45%	3.46%
1/31/2004	2/29/2004	2.94%	2.94%	1.94%
2/29/2004	3/31/2004	4.95%	4.95%	1.38%
3/31/2004	4/30/2004	-0.89%	-0.65%	-5.17%
4/30/2004	5/31/2004	-2.62%	-2.62%	1.21%
5/31/2004	6/30/2004	5.73%	5.73%	5.08%
6/30/2004	7/31/2004	-6.30%	-6.07%	-4.60%
7/31/2004	8/31/2004	1.66%	1.66%	0.98%
8/31/2004	9/30/2004	3.05%	3.05%	3.96%
9/30/2004	10/31/2004	3.09%	3.35%	1.55%
10/31/2004	11/30/2004	5.13%	5.13%	8.87%
11/30/2004	12/31/2004	1.96%	1.96%	2.39%
12/31/2004	1/31/2005	-2.04%	-1.80%	-3.87%
1/31/2005	2/28/2005	-0.94%	-0.94%	1.99%
2/28/2005	3/31/2005	-1.98%	-1.98%	-2.06%
3/31/2005	4/30/2005	-4.77%	-4.53%	-5.16%
4/30/2005	5/31/2005	3.48%	3.48%	6.10%
5/31/2005	6/30/2005	2.69%	2.69%	4.42%
6/30/2005	7/31/2005	3.35%	3.61%	5.69%
7/31/2005	8/31/2005	1.39%	1.39%	-2.30%
8/31/2005	9/30/2005	-1.72%	-1.72%	-0.17%
9/30/2005	10/31/2005	-0.20%	-0.17%	-2.51%
10/31/2005	11/30/2005	7.60%	7.83%	4.06%
11/30/2005	12/31/2005	-0.89%	-0.89%	-0.77%
12/31/2005	1/31/2006	2.55%	2.59%	8.27%
1/31/2006	2/28/2006	-1.71%	-1.51%	-0.01%
2/28/2006	3/31/2006	-0.41%	-0.41%	4.84%
3/31/2006	4/30/2006	2.54%	2.58%	0.27%
4/30/2006	5/31/2006	-3.68%	-3.48%	-4.14%

5/31/2006	6/30/2006	2.64%	2.64%	1.23%
6/30/2006	7/31/2006	-8.27%	-8.24%	-1.39%
7/31/2006	8/31/2006	-1.36%	-1.13%	2.99%
8/31/2006	9/30/2006	4.00%	4.00%	0.98%
9/30/2006	10/31/2006	8.87%	9.12%	5.09%
10/31/2006	11/30/2006	1.18%	1.18%	2.85%
11/30/2006	12/31/2006	1.64%	1.64%	0.87%
12/31/2006	1/31/2007	3.20%	3.45%	1.50%
1/31/2007	2/28/2007	1.98%	1.98%	-1.23%
2/28/2007	3/31/2007	1.68%	1.68%	1.21%
3/31/2007	4/30/2007	1.81%	1.81%	1.04%
4/30/2007	5/31/2007	4.09%	4.67%	3.67%
5/31/2007	6/30/2007	0.36%	0.36%	-2.33%
6/30/2007	7/31/2007	-5.85%	-5.85%	-8.51%
7/31/2007	8/31/2007	-0.53%	-0.27%	2.00%
8/31/2007	9/30/2007	-2.47%	-2.47%	0.45%
9/30/2007	10/31/2007	5.83%	5.83%	1.09%
10/31/2007	11/30/2007	-3.22%	-3.22%	-7.49%
11/30/2007	12/31/2007	-4.99%	-4.76%	-0.85%
12/31/2007	1/31/2008	-7.27%	-7.27%	-4.10%
1/31/2008	2/29/2008	-2.27%	-2.00%	-3.97%
2/29/2008	3/31/2008	-0.61%	-0.61%	1.51%
3/31/2008	4/30/2008	0.63%	0.88%	3.16%
4/30/2008	5/31/2008	3.84%	3.84%	3.42%
5/31/2008	6/30/2008	-11.81%	-11.81%	-9.60%
6/30/2008	7/31/2008	0.48%	0.73%	5.13%
7/31/2008	8/31/2008	10.16%	10.16%	4.75%
8/31/2008	9/30/2008	-4.63%	-4.63%	-4.69%
9/30/2008	10/31/2008	-20.34%	-20.34%	-19.98%
10/31/2008	11/30/2008	-10.82%	-10.53%	-11.58%
11/30/2008	12/31/2008	3.69%	3.69%	6.15%
12/31/2008	1/31/2009	-9.26%	-9.02%	-14.28%
1/31/2009	2/28/2009	-15.38%	-15.38%	-13.89%
2/28/2009	3/31/2009	7.33%	7.33%	8.88%
3/31/2009	4/30/2009	25.43%	25.70%	15.87%
4/30/2009	5/31/2009	9.70%	9.70%	2.16%
5/31/2009	6/30/2009	-0.85%	-0.85%	-0.32%
6/30/2009	7/31/2009	17.82%	18.09%	11.56%
7/31/2009	8/31/2009	12.18%	12.18%	4.73%
8/31/2009	9/30/2009	6.64%	6.64%	5.02%
9/30/2009	10/31/2009	-13.54%	-13.30%	-6.64%

10/31/2009	11/30/2009	0.55%	0.55%	3.18%
11/30/2009	12/31/2009	7.78%	7.78%	7.57%
12/31/2009	1/31/2010	-5.13%	-4.87%	-2.93%
1/31/2010	2/28/2010	7.18%	7.18%	4.64%
2/28/2010	3/31/2010	10.99%	10.99%	8.32%
3/31/2010	4/30/2010	6.89%	7.14%	7.00%
4/30/2010	5/31/2010	-7.06%	-7.06%	-8.45%
5/31/2010	6/30/2010	-11.53%	-11.53%	-8.73%
6/30/2010	7/31/2010	3.83%	4.14%	7.14%
7/31/2010	8/31/2010	-9.93%	-9.93%	-7.52%
8/31/2010	9/30/2010	14.56%	14.56%	10.74%
9/30/2010	10/31/2010	3.58%	3.58%	3.87%
10/31/2010	11/30/2010	4.24%	4.49%	2.54%
11/30/2010	12/31/2010	11.82%	11.82%	8.31%
12/31/2010	1/31/2011	-0.41%	-0.16%	0.05%
1/31/2011	2/28/2011	5.22%	5.22%	5.08%
2/28/2011	3/31/2011	2.00%	2.00%	1.39%
3/31/2011	4/30/2011	3.51%	3.76%	1.62%
4/30/2011	5/31/2011	-3.21%	-3.21%	-1.79%
5/31/2011	6/30/2011	-1.56%	-1.56%	-2.46%
6/30/2011	7/31/2011	-3.79%	-3.55%	-3.31%
7/31/2011	8/31/2011	-8.86%	-8.86%	-8.83%
8/31/2011	9/30/2011	-9.97%	-9.97%	-10.92%
9/30/2011	10/31/2011	15.66%	15.92%	14.41%
10/31/2011	11/30/2011	-0.40%	-0.40%	-0.20%
11/30/2011	12/31/2011	0.71%	0.71%	1.57%
12/31/2011	1/31/2012	8.97%	9.23%	6.65%
1/31/2012	2/29/2012	2.94%	2.94%	1.49%
2/29/2012	3/31/2012	3.27%	3.27%	3.10%
3/31/2012	4/30/2012	-2.54%	-2.29%	-1.45%
4/30/2012	5/31/2012	-9.28%	-9.28%	-6.11%
5/31/2012	6/30/2012	4.34%	4.34%	4.82%
6/30/2012	7/31/2012	-4.95%	-4.75%	-1.02%
7/31/2012	8/31/2012	5.54%	5.54%	3.08%
8/31/2012	9/30/2012	3.45%	3.45%	3.56%
9/30/2012	10/31/2012	1.08%	1.33%	-1.25%
10/31/2012	11/30/2012	0.09%	0.09%	0.31%
11/30/2012	12/31/2012	2.22%	2.22%	4.21%
12/31/2012	1/31/2013	9.62%	9.88%	5.96%
1/31/2013	2/28/2013	2.44%	2.44%	1.14%
2/28/2013	3/31/2013	5.69%	5.69%	4.16%

3/31/2013	4/30/2013	-0.63%	-0.38%	-0.10%
4/30/2013	5/31/2013	4.94%	4.94%	2.99%
5/31/2013	6/30/2013	-1.85%	-1.85%	-0.41%
6/30/2013	7/31/2013	8.10%	8.35%	6.43%
7/31/2013	8/31/2013	0.25%	0.25%	-4.42%
8/31/2013	9/30/2013	6.58%	6.58%	5.77%
9/30/2013	10/31/2013	2.15%	2.41%	3.25%
10/31/2013	11/30/2013	4.99%	4.99%	3.90%
11/30/2013	12/31/2013	3.04%	3.04%	1.88%
12/31/2013	1/31/2014	-3.35%	-3.09%	-3.87%
1/31/2014	2/28/2014	3.48%	3.48%	4.58%
2/28/2014	3/31/2014	0.30%	0.30%	1.24%
3/31/2014	4/30/2014	-4.06%	-3.81%	-2.57%
4/30/2014	5/31/2014	-0.83%	-0.83%	0.63%
5/31/2014	6/30/2014	2.69%	2.69%	4.42%
6/30/2014	7/31/2014	-3.81%	-3.56%	-6.05%
7/31/2014	8/31/2014	5.51%	5.51%	4.35%
8/31/2014	9/30/2014	-2.67%	-2.67%	-6.75%
9/30/2014	10/31/2014	2.92%	3.17%	6.99%
10/31/2014	11/30/2014	-2.51%	-2.51%	-0.46%
11/30/2014	12/31/2014	1.19%	1.19%	2.73%
12/31/2014	1/31/2015	-5.37%	-5.29%	-4.16%
1/31/2015	2/28/2015	8.01%	8.10%	4.64%
2/28/2015	3/31/2015	0.90%	0.98%	1.69%
3/31/2015	4/30/2015	0.77%	0.85%	-2.14%
4/30/2015	5/31/2015	-0.22%	-0.14%	0.83%
5/31/2015	6/30/2015	-0.73%	-0.65%	0.13%

The Advisor has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®), which differs from the SEC method of calculating performance. The GIPS are a set of standardized, industry wide principles that provide investment firms with guidance on how to calculate and report their investment results. The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows. The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges.

The Advisor is an investment advisor registered with the SEC pursuant to the Investment Advisers Act of 1940. The Falcon Focus Small Cap Value composite was created in June 30, 2001 and includes all fee paying, discretionary accounts with substantially similar investment objectives. The gross returns were calculated on a time weighted basis, including all dividends and interest, accrual income, and realized and unrealized gains or losses, are net of all brokerage commissions and execution costs, and do not give effect to investment advisory fees, which would reduce such returns. The fee schedule follows:

Management Fees
Falcon SCV Focus Strategy	1.25% on the first $1 million of assets
1.00% thereafter

Actual investment advisory fees incurred by clients may vary.

The Russell 2000 Value Index is a subset of the Russell 2000 Index and measures the performance of the 2000 small cap value companies.

A complete list of FCM composites and performance results is available upon request. Additional information regarding policies for calculating and reporting returns is also available by contacting the Advisor at www.Falconcapitalmanagement.com.

Falcon Capital Management claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented this report in compliance with the GIPS standards. Falcon Capital Management’s compliance with the GIPS standards has been independently verified for the period June 30, 2001 through June 30, 2015 by Ashland Partners & Co. LLP. A copy of the verification report is available upon request by calling the Advisor at 1-___________________ Verification assesses whether (1) the firm has complied with all the composite construction requirements of the GIPS standards on a firm-wide basis and (2) the firm’s policies and procedures are designed to calculate and present performance in compliance with GIPS standards. Verification does not ensure the accuracy of any specific composite presentation.